

08027304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2008

Washington, DC
110

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SEC FILE NUMBER
8- 39730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAFAYETTE INVESTMENTS, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVENUE, SUITE 905

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

BETHESDA   **MD**   20814

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE JUDGE   (301) 576 - 4320

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC

(Name – if individual, state, last, first, middle name)

1410 SPRING HILL RD., SUITE 400	**MCLEAN**	**VA**	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **LAWRENCE JUDGE** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ **LAFAYETTE INVESTMENTS, INC.** _____, as of

_____ **DECEMBER 31** _____, 20__ 07 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ **VICE PRESIDENT** _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Lafayette Investments, Inc.

Report and Statements of
Financial Condition
December 31, 2007 and 2006

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

Independent Auditors' Report

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2007 and 2006. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

February 20, 2008

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	2007	2006
Assets		
Cash and cash equivalents	$ 1,229,354	$ 1,197,004
Receivable from clearing broker	119,406	83,174
Securities owned (Note 4)		
Marketable, at market value	4,602,300	3,536,179
Not readily marketable, at estimated fair value	40	101
Fixed assets, net (Note 3)	36,575	43,826
Other assets	94,634	98,321
Total assets	**$ 6,082,309**	**$ 4,958,605**
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 5)	$ 4,612,418	$ 3,535,888
Accounts payable, accrued expenses and other liabilities	215,603	159,423
Deferred income taxes (Note 7)	2,684	-
Total liabilities	**4,830,705**	**3,695,311**
Shareholders' equity (Notes 9 and 10)		
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	7	7
Paid in capital	403,270	403,270
Retained earnings	848,327	860,017
Total shareholders' equity	**1,251,604**	**1,263,294**
Total liabilities and shareholders' equity	**$ 6,082,309**	**$ 4,958,605**

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

   Lafayette has offices in Bethesda, Maryland and Ashton, Maryland.

   Lafayette is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. **Significant Accounting Policies**

   Securities Transactions

   Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

   Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Commissions

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Investment Advisory Income

   Investment advisory fees are recognized and billed quarterly.

2.	**Significant**
	Accounting
	Policies
	(continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the valuation of investment securities and fixed assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lafayette Investments, Inc.

Notes to Financial Statements

| 3. | Property and Equipment | Property and equipment consists of the following: |

December 31,	2007	2006
Furniture and fixtures	$ 66,731	$ 66,637
Office equipment	69,336	62,143
Computer hardware	90,340	85,043
Computer software	5,288	5,288
Leasehold improvements	24,260	24,260
Fixed assets, at cost	**255,955**	243,371
Accumulated depreciation and amortization	**(219,380)**	(199,545)
Fixed assets, net	**$ 36,575**	$ 43,826

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 was $23,476 and $23,474, respectively.

4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

December 31,	2007	2006
State and municipal obligations	$ 4,602,300	$ 3,536,179
	$ 4,602,300	$ 3,536,179

5. Payable to Clearing Broker

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 5.5% at December 31, 2007 and 6.50% at December 31, 2006. Lafayette earns interest on the bonds during the period in which they are held in inventory.

4

Lafayette Investments, Inc.

Notes to Financial Statements

---

6. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

The provision for income tax expense consists of the following:

Year ended December 31,	2007	2006
Current provision:		
Federal	$ -	$ 2,048
State	-	1,767
Net current income tax provision	-	3,815
Deferred income tax expense (benefit):		
Federal	2,578	(2,314)
State	1,105	(992)
Net deferred income tax expense (benefit)	3,683	(3,306)
Total income tax provision	$ 3,683	$ 509

7. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2007 and 2006 was approximately $154,000 and $101,000, respectively.

5

| | | |

8. **Net Capital Requirements**

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, Lafayette had net capital of $879,342, which was $779,342 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2007 was 0.25 to 1.

9. **Stock Options**

On February 5, 1996, Lafayette granted an option to an employee to purchase 50 shares of common stock at $900 per share, the approximate fair value at the date of grant. The options were fully vested prior to 2005 and were scheduled to expire on February 5, 2006. On February 3, 2006, the optionee elected to exercise 25 of the options and allowed the remaining 25 to expire. The total intrinsic value of the exercised options was $24,700.

In 1997, Lafayette adopted the 1997 Stock Option Plan (the 1997 Plan). The maximum number of shares that may be optioned and sold under the 1997 Plan is 1,113. The 1997 Plan will have a term of ten years. Options granted under the 1997 Plan can have an exercise period of up to ten years. The 1997 Plan provided for the grant of stock options to employees and consultants of Lafayette. Pursuant to the 1997 Plan, options may be incentive stock options within the meaning of Section 442 of the Code or nonstatutory stock options, although incentive stock options may be granted only to employees. Unless determined otherwise by the Plan Administrator, all options are nontransferable.

During 1998, Lafayette granted options to employees to purchase 200 shares at an exercise price of $1,668 per share. The exercise price approximated the fair market value at the date the options were granted. The options vested one-third at the date of grant and the remaining two-thirds vested ratably over a five year period. They became fully vested at December 31, 2003, and may be exercised within ten years from the date of grant.

9. Stock Options (continued)

	Options	Weighted Average Price
Balance at December 31, 2005*	220	$ 1,493.45
Granted	-	$ -
Exercised	(25)	$ 900.00
Expired	(25)	$ 900.00
Balance at December 31, 2006	170	$ 1,668.00
Granted	-	$ -
Exercised	-	$ -
Expired	-	$ -
Balance at December 31, 2007	170	$ 1,668.00
Stock options vested at December 31, 2007	170	$ 1,668.00

* The balance at December 31, 2005 was previously reported as 250 options outstanding at a weighted average price of $1,514.40. It was corrected to reduce the balance by options that expired in prior years.

The outstanding stock options at December 31, 2007 have a weighted average contractual life of 0.6 years.

10. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $321,487 in 2007 and $295,211 in 2006 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2007:

Year ended December 31,

2008	$ 187,075
2009	170,107
2010	78,382
2011	63,572
2012	32,333
	$ 531,469

